SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2007

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      ✓            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Retirement of Shares

1. Number and class of shares to be retired	Common shares	2,058,000
	Preferred shares	—

2. Total number of issued shares	Common shares	279,627,400
	Preferred shared	—

3. Par value per share (Won)		5,000

4. Aggregate amount of shares scheduled to be repurchased for retirement (Won)		88,699,800,000

5. Scheduled period of share repurchase for retirement	From	May 21, 2007
	To	August 20, 2007

6. Method of share repurchase		Market purchase

7. Scheduled date of share retirement		-

8. Securities firms designated to repurchase shares to be retired		Daewoo Securities, Woori Investment & Securities

9. Date of board resolution		May 16, 2007

- Attendance of outside directors	Present	5
	Absent	3

- Attendance of auditors		Present

10. Other matters to be considered

¡ KT is considering buy back and retirement of shares first before considering payment of interim dividend. KT may consider additional buy back and retirement of shares.

¡ Aggregate amount of shares scheduled to be repurchased for retirement : The aggregate amount is calculated assuming Won 43,100 per share, the closing price of the shares on May 15, 2007, and is therefore subject to change.

¡ Scheduled date of share retirement : The shares are scheduled to be retired promptly after completion of the share repurchase.

¡ Daily order limit : 205,800 shares

¡ All members of the audit committee of KT Corporation are outside directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 16, 2007
KT Corporation

By:	/s/ Thomas Bum Joon Kim
Name:	Thomas Bum Joon Kim
Title:	Managing Director

By:	/s/ Byung Ho Kim
Name:	Byung Ho Kim
Title:	Director